June 11, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goodman Networks Incorporated

Amendment No. 1 to Registration Statement on Form S-4

Filed April 26, 2013

File No. 333-186684

Dear Mr. Spirgel:

We are submitting this letter on behalf of Goodman Networks Incorporated (the “Company”) in response to comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 6, 2013 (the “Comment Letter”), with respect to the above-referenced filing, which amended and supplemented the Registration Statement on Form S-4 originally filed by the Company on February 14, 2013 (as amended, the “Registration Statement”). Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 2 to Registration Statement which is being filed concurrently herewith. For your convenience, each comment from the Comment Letter is restated in bold type prior to the Company’s response to such comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Revenues, page 60

1.	Please revise your disclosure to specifically explain the $130.2 million decrease, or 16.7%, in total revenues from 2011 to 2012. For example, provide management’s analysis for why the volume of services provided to Alcatel-Lucent declined in 2012 compared to 2011 and why the scope and volume of services provided to AT&T declined in 2012 compared to 2011. Further, provide the basis for management’s expectation that your aggregate revenues from the Alcatel-Lucent Contract will continue to decline in future periods.

Response: In response to the Staff’s comment, the Company has revised page 88 of the Registration Statement to provide additional disclosure regarding the Company’s decrease in total revenues from 2011 to 2012.

Liquidity and Capital Resources, page 64 Material Covenants, page 66

2.	We note your response to comment 5 in our letter dated March 13, 2013. However, with respect to the material covenants related to your Credit Facility, your disclosure on pages 31 and 67 are inconsistent as to whether you would have met the Fixed Charge Coverage Ratio or the Leverage Ratio as of December 31, 2012. Please reconcile your disclosure.

Response: The Company has revised page 40 of the Registration Statement in response to the Staff’s comment.

Contractual Payment Obligations, page 70

3.	We note your response to comment 8 in our letter dated March 13, 2013. Please confirm whether the table includes your total interest obligations related to your long-term debt, including obligations payable after June 30, 2013. If not, please revise the table appropriately.

Response: In response to the Staff’s comment, the Company has revised the footnotes to the tabular disclosure of contractual obligations on page 100 of the Registration Statement to clarify that the table includes the Company’s total interest obligations related to its long-term debt, including obligations payable after June 30, 2013.

Internal Controls and Procedures, page 73 Changes in Accountants, page 75

4.	We note your response to comment 10 in our letter dated March 13, 2013. Please tell us whether your board considered engaging an independent third party to perform the investigation into whether material information was withheld from external auditors or if instructions were given to company personnel to withhold such information.

Response: The Company advises the Staff that the Company’s Board of Directors considered engaging an independent third party to perform the investigation into whether material information was withheld from external auditors or if instructions were given to company personnel to withhold such information.

The Board of Directors determined that the need for the investigation did not rise to the level of, and did not justify the cost of, having an independent third party perform the investigation. Therefore, the Board of Directors decided to engage the Company’s outside legal counsel to perform the investigation, on the condition that all attorneys who previously worked on matters for the Company recused themselves from the investigation.

Executive Compensation, page 96

Summary Compensation Table, page 96

5.	We note you revised your disclosure to include performance bonus award information for your named executive officers for their performance during 2012. Please provide narrative disclosure discussing the material terms of your cash performance based awards made to your named executive officers for their 2012 performance. Refer to Item 402(o)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 130-134 of the Registration Statement to describe the awards that were performance-based within the meaning of Item 402(o)(5) of Regulation S-K.

6.	Further, please disclose whether the amounts that you have characterized as bonus awards to your executive officers were based on satisfaction of certain performance targets that were pre-established and communicated to your executives. Please note that amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k. If the awards were based on the satisfaction of certain performance targets that were pre-established and communicated to your executives, you should report these awards in your Summary Compensation Table as non-equity incentive plan awards.

Response: In response to the Staff’s comment, the Company has revised pages 130-134 of the Registration Statement to describe the awards that were performance-based within the meaning of Item 402(o)(5) of Regulation S-K. In accordance with the ultimate sentence of Question 119.02 in the Regulation S-K Compliance and Disclosure Interpretations, all amounts paid pursuant to a non-equity incentive plan for 2012 are included in the Bonus column because none of the performance criteria were met during 2012 under the Company’s non-equity incentive plan.

Certain Relationships and Related Party Transactions, page 107

7.

We note your disclosure on pages 103-104 that none of your directors, including your employee directors, received any compensation from you for service on the Board of Directors during the fiscal year ended December 31, 2012. However, we note your related party disclosure beginning on page 110 discussing the employment agreements entered into with your current directors Messrs. James Goodman, Jason Goodman, Jonathan Goodman and Joseph Goodman, in which certain bonus awards and salary payments were made to these directors in 2012. Please advise or revise. Please explain the purpose behind these employment agreements.

Response: The Company advises the Staff that all of the Company’s directors are employees of the Company, and all compensation paid to the Company’s directors during 2012 was paid in each of their capacities as employees of the Company. Because three of the Company’s directors, Messrs. Jason Goodman, Jonathan Goodman and Joseph Goodman, are brothers of the Company’s Executive Chairman, the details of their compensation as employees of the Company has been disclosed pursuant to Instruction 5.a.ii. of Item 404(a) of Regulation S-K. The purpose of the employment agreements entered into with each of such persons is to govern the employer-employee relationship with Jason Goodman as Vice-President of Government Solutions, Jonathan Goodman as Vice-President of Microwave and Transport and Joseph Goodman as Vice-President of Staffing. Each of Messrs. Jason Goodman, Jonathan Goodman and Joseph Goodman is paid at a level commensurate with such employment within the Company. Mr. James Goodman has not served as a director of the Company since 2009 and is paid in connection with consultant services provided to the Company.

Note 13- Income Taxes, Page F-22

8.	Addressing the relevant accounting literature, tell us why you believe it is appropriate to recognize the effect of the change in the accounting method to recognize revenue for tax purposes before you receive the approval from the IRS.

Response: The Company advises the Staff that the Company submitted to the IRS the proposed accounting method changes on Form 3115 on December 27, 2012. The accounting method changes were filed under the advance consent procedures of Rev. Proc. 97-27. The first of the Form 3115s changed the Company’s method of accounting for construction projects to the POC method. The second Form 3115 changed the Company’s method of accounting for non-construction type projects to the Accrual method. The accounting methods proposed by the Company were not one of the policies listed on Form 3115 that are considered to be automatically approved by the IRS. Accordingly, the Company concluded it was appropriate to apply the provisions of ASC Subtopic 740-10 at the balance sheet date to determine whether it was appropriate to account for the changes before receipt of approval. In applying ASC paragraph 740-10-25-7, the Company assessed whether the changes themselves were more likely than not to be sustained by the taxing authority. Based upon this guidance, the Company’s analysis of its revenue streams, the applicable legal basis within the Internal Revenue Code and Treasury Regulations, and validation with the Company’s third party tax advisors, the Company concluded that it is more likely than not that consent will be granted by the IRS for the tax accounting method changes requested on both form 3115s. Accordingly, the Company concluded that it was appropriate to recognize the effect of the accounting method changes in 2012, the period in which the accounting method changes on Form 3115 were filed with the IRS.

Should the Staff have additional questions or comments concerning the foregoing, please contact Greg R. Samuel, Esq. at (214) 651-5645.

Sincerely,

/s/ Greg R. Samuel
Greg R. Samuel Haynes and Boone, LLP (214) 651-5645 Greg.Samuel@haynesboone.com

cc:	Reid Hooper

Terry French

Michael Henderson

John A. Goodman, Executive Chairman, Goodman Networks Incorporated

Ron B. Hill, Chief Executive Officer, Goodman Networks Incorporated

Randal S. Dumas, Chief Financial Officer, Goodman Networks Incorporated

Matthew L. Fry, Esq.

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